February 28, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:
The New York Times Company: File No. 1-5837

Dear Sir or Madam:

We are transmitting for filing pursuant to the Securities Exchange Act of 1934, as amended, and Rules 13a-1 and 12b-15 thereunder, Amendment No. 1 to the Annual Report on Form 10-K, including financial statements, financial statement schedules and exhibits, for The New York Times Company (the "Company") for the fiscal year ended December 25, 2005.

The Company filed its Annual Report on Form 10-K for the fiscal year ended December 25, 2005, on February 23, 2006. Due to a production error, certain of the text in Notes 2 and 3 to the Company's Consolidated Financial Statements was transposed in the filed version. This Amendment No. 1 on Form 10-K/A is being filed to correct the error. No other changes have been made. This amendment speaks as of the date of the original report, February 23, 2006, and does not reflect events occurring after the filing of such report or update or modify the disclosures therein in any way other than as described above.

If you have any questions or comments, please telephone the undersigned at (212) 556- 4097 or Diane Brayton at (212) 556-5995.

Very truly yours,

Alison C.M. Zoellner

cc:	Rhonda L. Brauer Diane Brayton Kenneth A. Richieri Solomon B. Watson IV